NO ACT

PE
1-4-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010715

February 24, 2010

Timothy O'Grady
Vice President - Securities & Governance
Sprint Nextel Corporation
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, KS 66251

Received SEC
FEB 24 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-24-10

Re: Sprint Nextel Corporation
Incoming letter received January 4, 2010

Dear Mr. O'Grady:

This is in response to a letter we received from you on January 4, 2010 concerning the shareholder proposal submitted to Sprint Nextel by the New York City Fire Department Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Millicent Budhai
Director of Corporate Governance
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

February 24, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sprint Nextel Corporation
Incoming letter received January 4, 2010

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

We are unable to concur in your view that Sprint Nextel may exclude the proposal under rule 14a-8(i)(3). We note that the supporting statement of this proposal, unlike the supporting statements of the proposals at issue in The Ryland Group, Inc. (February 7, 2008) and Jefferies Group, Inc. (February 11, 2008), does not state that an advisory vote is an effective way for shareholders to advise the company whether its policies and decisions on compensation have been adequately explained. As a result, notwithstanding the similarities between the proposals, we are unable to conclude that this proposal and supporting statement, when read together, are so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Sprint Nextel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Sprint Nextel
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, Kansas 66251
Office: (913) 794-1513 Fax: (913) 523-9797

Timothy P. O'Grady
Vice President
Securities & Governance

January 4, 2009

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Sprint Nextel Corporation 2010 Annual Meeting
Shareholder Proposal of the New York City Fire Department Pension Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Sprint Nextel Corporation, a Kansas corporation ("Sprint Nextel" or "the Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Sprint Nextel has received a shareholder proposal and supporting statement (the "Proposal") from the Office of the Comptroller of New York City, as custodian and trustee of the New York City Fire Department Pension Fund (the "Proponent"), for inclusion in the proxy materials to be distributed by Sprint Nextel in connection with its 2010 annual meeting of shareholders (the "2010 Proxy Materials"). A copy of the Proposal is attached as *Exhibit A*. For the reasons stated below, Sprint Nextel intends to omit the Proposal from its 2010 Proxy Materials.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") at shareholderproposals@sec.gov in lieu of mailing paper copies. We are also sending a copy of this letter to the Proponent as notice of Sprint Nextel's intent to omit the Proposal from its 2010 Proxy Materials.

I. Introduction

On November 3, 2009, the Proponent sent a letter to Sprint Nextel containing the following proposal:

> RESOLVED – the shareholders of Sprint Nextel Corporation recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of the shareholders to ratify and approve the board Compensation's Committee Report and executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

Sprint Nextel believes that the Proposal may be omitted from its 2010 Proxy Materials under Rule 14a-8(i) because it is impermissibly vague, indefinite and misleading. Sprint Nextel respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Sprint Nextel if it omits the Proposal in its entirety from its 2010 Proxy Materials.

II. Basis for Excluding the Proposal

A. The Proposal May Be Omitted Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite.

Rule 14a-8(i)(3) allows the omission of a shareholder proposal if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading where neither the shareholders nor the company would be able to determine, with any reasonable amount of certainty, what action or measures would need to be taken if the proposal were implemented. Indeed, while the Staff, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that vague and indefinite proposals remain subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> > . . . the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires - this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

The Staff's prior rulings provide guidance regarding the interpretation of the Staff's stated position with respect to Rule 14a-8(i)(3) set forth in Staff Legal Bulletin 14B. These rulings establish that shareholder proposals that (1) leave key terms and/or phrases undefined, or (2) are so vague in their intent generally that they are subject to multiple interpretations, should be excluded because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal. *See Exxon Mobile Corporation* (January 22, 2008); *Wendy's International, Inc.* (December 22, 2005); and *NYNEX Corporation* (January 12, 1990); *Fuqua Industries, Inc.* (March 12, 1991). *See also Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Berkshire Hathaway Inc.* (March 2, 2007) (concurring with the exclusion of a shareholder proposal seeking to restrict the company from investing in any foreign corporation that engages in activities prohibited for U.S. corporations as "vague and indefinite"); *Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961)* ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Proposal seeks to have the Board adopt a policy requiring a proposal to be included in the Company's proxy materials for each annual meeting, which is to be "submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. (emphasis added). The Staff concurred in the exclusion of two virtually identical proposals last year under Rule 14a-8(i)(3) as materially false and misleading under Rule 14a-9. *See Jefferies Group, Inc. (February 11, 2008, reconsideration denied February 25, 2008)* (concurring in the exclusion of a proposal, with text of the proposal identical to the instant Proposal as materially false and misleading); *The Ryland Group, Inc. (February 7, 2008)* (to same effect).

Here, and for the reasons set forth below, the language and intent of the Proposal and the Supporting Statement are so inherently vague and indefinite that neither Sprint Nextel stockholders, in voting on the Proposal, nor the Board in implementing the Proposal if adopted, would be able to determine with any reasonable certainty the actions required by the Proposal. Thus, the Proposal is so vague and indefinite as to be misleading and is subject to exclusion under Rule 14a-8(i)(3).

1. The Proposal is Unclear What the Advisory Vote Should Address.

Even before the rulings in *Jefferies Group, Inc.* and *The Ryland Group, Inc.*, the Staff has permitted the exclusion of similar stockholder proposals seeking advisory votes on Compensation Committee Reports in proxy statements, where the proposal were vague or misleading as to the objective or effect of the proposed advisory vote. *See Energy East Corp. (February 12, 2007); WellPoint Inc. (February 12, 2007); Burlington Northern Sate Fe Corp. (January 31, 2007); Johnson & Johnson (January 31, 2007);Allegheny Energy, Inc. (January 30, 2007); The Bear Stearns Companies Inc. (January 30, 2007); PG&E Corp (January 30, 2007)* (each concurring to the exclusion of proposal seeking an advisory vote on the Compensation Committee report as materially false or misleading).

In *Sara Lee Corp. (September 11, 2006)*, a stockholder also proposed that the board adopt a policy that the stockholders be given the opportunity to vote on an advisory resolution to be proposed by management to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement. The Staff stated that going forward, proposals of this nature would be materially false or misleading under Rule 14a-8(i)(3). In reaching that position, the Staff wrote:

> "[W]e note that the Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's 'policies applicable to the registrant's executive officers' (as required previously under Item 402(k)(1) of Regulation S-K) and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussion and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis."

Instead, as with the stockholder proposals in *The Jefferies Group* and *The Ryland Group*, the Proposal seeks for the Company to provide for a stockholder advisory vote to ratify and approve both the Board's Compensation Committee Report an the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. As in *The Jefferies Group* and *The Ryland Group*, the Proposal makes it clear that the Proposal seeks one combined advisory vote, but the Proposal is vague and has misleading statements regarding the intended operation and effect of the proposed vote.

First, the Proposal is vague and misleading as to the effect or objective of implementing an advisory vote on the Compensation Committee Report. Under the Commission's disclosure rules, the Compensation Committee Report is not a substantive executive compensation disclosure but instead is a corporate governance disclosure, which is specifically required Under Item 407 (e) of Regulation S-K. Under Item 407(e)(5) of Regulation S-K, the Compensation Committee Report must state whether the compensation committee reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) with management, and, based on that review and discussion, whether the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and proxy statement.

The third paragraph, however, of the Supporting Statement states that "An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation." The same paragraph further notes that such a vote "would provide our board and management useful information about shareholder views on the company's senior executive compensation ..." The same paragraph also states that "[s]uch a vote isn't binding but gives shareholders a clear voice that could help shape senior executive compensation." When these sentences are read together, they suggest that an advisory vote to ratify and approve the Board Compensation Committee Report would constitute a vote on a report that discloses compensation and could "help shape senior executive compensation." This assertion is confusing, as such, is materially false and misleading. The Staff agreed with respect to a similar proposal in both *The Jefferies Group* and *The Ryland Group*. In addition, in *Sara Lee*, the Staff supported the fact that a proposal that intends to allow shareholders to express their opinion about senior executive compensation practices would be materially false and misleading when applied to the limited content of the Compensation Committee Report. As such, without a clear discussion in the Proposal or the Supporting Statement as to the effect of an advisory vote on the board Compensation Committee Report, we believe the Proposal misleads a shareholder to believe that its affirmative vote on the Proposal would actually convey meaningful information regarding Sprint Nextel's executive compensation.

The Supporting Statement also makes conflicting statements as to the intended objective or effect of the Proposal's combined vote "to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." For example, paragraph three of the Supporting Statement states that "[a]n Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation," which "would provide our board and management useful information about shareholder views on the company's senior executive compensation especially when tied to an innovative investor communication program." The Supporting Statement, however, creates confusion by suggesting that the purpose and effect of the Proposal is to provide Sprint Nextel stockholders with an opportunity to vote on whether its executive compensation policies and procedures have been adequately explained in the Compensation Discussion and Analysis.

As in the proposal in *The Jefferies Group* and *The Ryland Group*, the Proposal is materially misleading because, following the Commission's adoption of the current compensation disclosure rules, Sprint Nextel's Compensation Committee Report does not contain the information that the Proposal would indicate that our stockholders would be voting on - the Company's executive compensation policies. In addition, the language of the Proposal and Supporting Statement create a fundamental uncertainty as to whether the advisory vote would relate in some way to the actions by the Board that are described in the Compensation Committee Report, the clarity or effectiveness of the Company's compensation disclosures or the substance of the Company's executive compensation policies and practices. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (Feb. 11, 1991). Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

2. The Proposal Is Unclear about the Actions to be Taken by Management and the Board.

As earlier noted in *The Jefferies Group*, the Proposal also recommends that "the board of directors" adopt a policy requiring that the proxy statement for each annual meeting contain a proposal submitted by and supported by Company Management on an advisory vote to ratify and approve both the Board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's CD&A.

Sprint Nextel is a Kansas corporation, and Kansas corporate law vests in the board of directors the power and authority to manage the business of the corporation. Similarly, Article Fifth, Section 4 of Sprint Nextel's articles of incorporation and Section 4.1 of its bylaws vest such power to manage the affairs of the business in the board of directors. In addition, under Rule 14a-4(a) of the Commission's proxy rules, it is the Sprint Nextel Board of Directors, not the Company's management, that is responsible for soliciting authority to vote the shares of the Company at the annual meeting, and it is the Board, not the Company's management, that determines the matters to be submitted to Sprint Nextel stockholders at our annual meeting.

The Proposal's requirement that all future advisory votes be "submitted by and supported by Company Management" conflict with the authority of the Board under Kansas law and the proxy rules to control what is submitted to stockholders for a vote, as well as to make a recommendation as to how Sprint Nextel stockholders should vote on such matters. Given the conflict in the roles of the Board of Directors and Company Management set forth in the Proposal, there is a fundamental lack of uncertainty as to how the Proposal would be implemented. Just as in *The Jefferies Group*, neither Sprint Nextel stockholders reviewing the Proposal nor the Company's Board would be able to determine with any reasonable certainty what actions are sought by the Proposal because the authority to submit and support the Proposal in the proxy statement rests with the Sprint Nextel Board of Directors, not with the Company's Management, as required under the plain language of the Proposal. In this respect, the vague and misleading nature of the Proposal is similar to the situation addressed in paragraph (c) of the Note to Rule 14a-9, which identifies as an example of situations that may be misleading under such Rule, the "[f]ailure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter."

As noted by the registrant in *The Jefferies Group*, which received a proposal essentially identical to the instant one, "fundamentally inconsistent interpretations can be made of this Proposal." Just as in *The Jefferies Group*, the Proposal is subject to multiple interpretations, including:

- a shareholder may decide to vote for or against the Proposal based on his or her view that it will be "Company Management" that will submit and support the future advisory vote resolutions, which is based on a reading of the plain language of the Proposal, which calls for "Company Management" submission and support of these advisory vote proposals; or

- a shareholder may decide to vote for or against the Proposal based on his or her view that it will be the Company's Board that will submit and support the future advisory vote resolutions, which is based on Kansas law requirements, the language in our proxy material consistent with Kansas law as well as Rule 14a-4, including with respect to the Proposal, that it is the Board submitting matters for stockholder consideration, as well as making recommendations as to whether those matters should be supported by stockholders.

The operative language of the Proposal is subject to alternative interpretations. Moreover, neither the Company's stockholders nor its Board would be able to determine with any certainty what actions the Company would be required to take in order to implement the Proposal. Accordingly, as a result of the vague nature of the Proposal, the Proposal is misleading and excludable in its entirety under Rules 14a-8(i)(3) and 14a-9.

B. The Proposal May Be Omitted Under Rule 14a-8(i)(3) Because It Is Materially False Or Misleading.

The Proposal recommends the Board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal submitted by and supported by Company Management seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. As noted above, the Company is properly governed by its Board of Directors, and it is inconsistent with Kansas law for Sprint Nextel stockholders to attempt to control, through a stockholder proposal, what the Board or the Company's Management will collectively and/or individually "support."

The Company understands that Congress is considering legislation on having an advisory vote on executive compensation for all U.S. public companies, and the Company would of course comply with any legal obligation to provide an advisory vote. Nonetheless, if the Proposal were to be included in the Company's proxy materials, the Board would recommend a vote against the Proposal, and would include a statement explaining the basis for that recommendation to our stockholders. Although the proxy statement would not include the views of "Company Management" regarding the Proposal as required by the Proposal, Sprint Nextel's Company Management is of the same view as the Board with regard to the advisability of an annual advisory vote.

As was argued by the registrant in *The Jefferies Group*, the inclusion of the Proposal in the Company's annual proxy statement would require the Company to include the language "submitted and supported by Company Management," which is the fundamental element of the purpose and intent of the Proposal. The registrant in *The Jefferies Group* wrote:

> The required inclusion of the Proposal in the Company's proxy materials would require the inclusion of the language in the Proposal that future advisory vote resolutions would be "support[ed]." The Proponent differentiates the Proposal itself from prior advisory vote proposals through its inclusion of this "support" language. Clearly, therefore, the element of "support" is fundamental to the Proposal's purpose and intent.
>
> While it is fundamentally unclear as to whether this support would be from the Board or "management," it is the view of both the Board and management that such an advisory vote resolution would not and should not be "support[ed]." Since the Proposal's requirement that the advisory vote resolution be "supported by management" is material to the purpose and intent of the Proposal, shareholders would be voting on the Proposal based on the language in the Proposal that those future advisory vote resolutions would be "supported by management."
>
> As neither the Board nor management believes it would be appropriate to "support" either the Proposal or an advisory vote resolution, the inclusion of the Proposal in the Company's proxy materials would require the inclusion in those materials of information that is materially false and misleading. Therefore, the Company believes that the required inclusion of the Proposal in its proxy materials would require it to include information in its proxy materials that is materially false and misleading and, as such, the Proposal may be omitted in reliance on rule 14a-8(i)(3).

The Staff agreed that the proposal in *The Jefferies Group* could be excluded under Rule 14a-

8(i)(3); similarly, the same result should apply here to the Proposal. The Proposal is unclear as to whether support should come from the Board or from Company's management, but it is the view of both our Board and Management that the instant Proposal should not be supported. Thus, inclusion of the Proposal in our proxy material would also require inclusion of language that is materially false and misleading, and as such, the Proposal is properly excludable under Rule 14a-8(i)(3).

III. Conclusion

Sprint Nextel believes that the Proposal may be omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal and its Supporting Statement are false, vague and misleading. Sprint Nextel respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Sprint Nextel if it omits the Proposal in its entirety from its 2010 Proxy Materials.

If you have any questions with respect to this matter, please telephone me at (913) 794-1513 or you may contact Stefan Schnopp at (913) 794-1427 or email him at Stefan.Schnopp@sprint.com.

Very truly yours,



Timothy O'Grady
Vice President – Securities & Governance

Attachment

Exhibit A

Copy of Proposal Attached

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED - the shareholders of **Sprint Nextel Corporation** recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance. In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and more than 20 companies had votes over 50%, demonstrating strong shareholder support for this reform.

Investor, public and legislative concerns about executive compensation have reached new levels of intensity. A 2009 report by The Conference Board Task Force on Executive Compensation, noting that pay has become a flashpoint, recommends taking immediate and credible action "in order to restore trust in the ability of boards to oversee executive compensation" and calls for compensation programs which are "transparent, understandable and effectively communicated to shareholders."

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information about shareholder views on the company's senior executive compensation especially when tied to an innovative investor communication program.

Over 25 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

We believe existing SEC rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe voting against the election of Board members to send a message about executive compensation is a blunt, sledgehammer approach, whereas an Advisory Vote provides shareowners a more effective instrument.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.